UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Offering Memorandum

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Regulation Crowdfunding

UNDER THE SECURITIES ACT OF 1933

PANEX KENZAM LIMITED
6600 Pleasant Pines Dr, Raleigh, NC 27613
919-633-8079
www.panexchange.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

See “Risk Factors” beginning on page 18 to read about factors you should consider before investing

THE OFFERING

Panex Kenzam Limited , a Delaware corporation (the "Company," we," "us," or "our") is offering to investors ("Investors") a minimum target of 10,000 and a maximum of 100,000 shares ("Shares") of the Company's Class C common stock, par value of 0.0001 per share ("Common Stock"), at an offering price of $ 1 per Share. The minimum purchase is 100 Shares for a minimum investment of $100. The offering (the "Offering") is being conducted on a "best efforts" basis and may continue until the earlier of June 30, 2017 (which date may be extended at our option) or the date when all shares have been sold.

If we reach the target offering amount of $10,000, prior to June 30, 2017, we may conduct the first of multiple closings of the Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If we do not raise at least our minimum target amount by June 30, 2017, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to Investors without deduction, interest, or set-off.

After we successfully close this offering, we intend to raise our second crowdfunding round at a pre-money Valuation of $25 Million for a combined total of $1 Million dollars.

The Offering is being made through StartEngine Capital LLC as the intermediary (the"Intermediary"). The Intermediary will be entitled to receive the fees and commissions set forth in the following chart from the proceeds of the sale of the Securities.

	Number of Shares	Price	Services fee	Net Proceeds
Per Common Share	1	1	0.06	.94
Minimum Offering	10,000	1.00	600	94,000
Maximum Offering	100,000	100,000	6,000	94,0000

1. The fee for posting on StartEngine.Com is 6% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee will be included to each purchase. This surcharge is in addition to the Unit price and is not calculated as a portion of the target offering amount or maximum offering amount.

2. We do not intend to use commissioned sales agents or underwriters.

3. Does not include expenses of the offering, including professional fees, costs of blue-sky compliance, and the fees and costs of posting offering information on StartEngine.com. See "Use of Proceeds."

OUR SECURITIES

Maximum Target Investment	This offering is for up to $100,000 in total investment.
Target Closing Date:	The company will exercise multiple closing dates up to the maximum allowed amount.The target closing date for this offering is on or before June 30th, 2017, unless extended in the Company's sole discretion.
Investors:	Accredited and non-accredited investors when subscribing through StartEngine.com pursuant to a Title III offering.
Instrument:	The investment instrument is Class C Voting Common Stock (the "Shares").
Stock Price:	$ 1.00 per Share
Number of Shares:	Minimum of 10,000 and a maximum of 100,000 Shares are being offered as part of this offering
Capitalization mary:	The company is authorized to issue 10,000,000 shares of class B, 0.00001 par value and 5,000,000 Shares of Class C, 0.00001 par Value. Immediately preceding this offering, the Company had, on a fully diluted basis,10,000,000 Class B and 100,000 C common stock issued and outstanding. If this offering is fully subscribed, the Company would have a total of 10,200,000 shares of Class C and B Voting Common Stock (collectively, "Common Stock") issued or committed on a fully diluted basis on the closing of this offering.
Minimum Investment:	$100
Dividends:	Subject to preferences that may apply to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive rotably those dividends if any, as may be declared from time to time by the board of directors out of legally available funds.
Voting Rights:	Class C common stock, par value per share of 0.0001, are entitled to one vote for each share held, Class B Common stock, par 0.0001 are entitled to 10 votes on all matters submitted to a vote of the shareholders.
Liquidation Preference:	In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock that may be created in the future.
Other Rights.	Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

- The intermediary will notify investors when the target offering amount has been met.

- If we reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Common Stock, and we cannot guarantee that such a trading will ever exist.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from or in addition to, that contained in this offering statement. This offering statement is an offer to sell only common stock offered hereby and under the circumstances and in the jurisdiction where it is lawful to do so. The information contained in this offering statement is current only as of its date.

PLAN OF DISTRIBUTION

We are offering a minimum target of 10,000 and a maximum of 100,000shares ("Shares") of the Company's common stock, no par value per share ("Common Stock"), at an offering price of $ 1.00 per Share If we reach the target offering amount of $10,000, prior to June 30, 2017, we may conduct the first of multiple closings of the Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The company might decide to close the entire offering before the final closing date. At any time during the Offering Period, the Company may accept and finalize your investment. The company might also reduce the total size offering if there is a significant amount of revenue from operations. We are not selling the stock through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts. This Offering Memorandum will be available to prospective investors via download 24 hours per day, seven days per week on Startengine.com. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website.

Restrictions On Transfer Of The Securities Being Offered.

The securities being offered may not be transferred to any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-

in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

ANNUAL ONGOING REPORTING DISCLOSURE

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at www.panexchange.com The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) **the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;**

(2) **the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;**

(3) **the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;**

(4) **the Company or another party repurchases all of the securities issued in reliance on Section (a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or**

(5) **the Company liquidates or dissolves its business in accordance with state law**

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Offering Memorandum Summary," “Risk Factors," “Business,” and in other sections of this Offering Memorandum. In some cases, you can identify these statements by forward- looking words such as "may.” “might.” "should.” “expect, “plan.” "anticipate.” “believe.” “estimate,” “predict.” “potential” or “Continue, and the negative of these terms and other am parable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, the level of activity, performance or achievements to differ materially from the results, the level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

The forward-looking statements contained in this Offering Memorandum and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Memorandum, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Offering Memorandum or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Memorandum. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser before the consummation of the sale of the Securities.

This Offering Memorandum does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Offering Memorandum. The Company does not expect to update or otherwise revise this Offering Memorandum or other materials supplied herewith. The delivery of this Offering Memorandum at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Offering Memorandum. This Offering Memorandum is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

THE BUSINESS

PANEX is an international focused exchange licensed by the Securities and Exchange Commission of Zambia. PANEX is an electronic marketplace designed to trade equities, bonds, and derivatives. The exchange features "state of the art" cloud-based computing technology. This FIX compliant, all-electronic platform comprises a matching engine, order management system, brokerage platform, clearing member platform and the clearinghouse infrastructure. Additionally, it contains an Electronic Warehouse Receipt (EWR) system that supports commodities financing.

We intend to be recognized globally for our leadership role in the trading of Africa based securities and derivatives on individual equities, market indexes, commodities, and exchange-traded funds and our other suite of innovative products. Also to our core derivatives trading business, we will provide marketplaces for trading stocks through affiliate arrangement through our state of the art technology trading and clearing platforms.

Financial markets have transformed how capital is raised and transacted around the world. In developed markets like the US and Europe, such markets have always been key institutions in development. They are used to raise capital for entrepreneurs, companies as well as governments. On the other hand, derivatives markets are used to diversify or transfer risk to parties that have the appetite for it. Although exchange functionalities are changing due to innovation in finance and regulations, exchanges will continue to play a significant role in growth and development, and markets will remain important avenues for trading, speculating, hedging and raising capital.

Zambia and Africa, in general, has had a high growth rate over the past few years. The infrastructure needs of the continent is greater than the 1940s and 1950s reconstruction need of the western world after the first and Second World Wars. Several studies put the immediate infrastructure needs only at 60 to 90 billion US dollars annually. Poor infrastructure adds between 20% to 40% of the cost of goods production. Developmental donor financing will not raise the kind of financing needed. They are facing significant financial pressures and have and will continue reducing their commitment to the continent. Capital markets will offer better option for raising funds.

In the past few years, Africa has experienced above average economic growth. The investment appetite for the continent is not yet satisfied as financial markets have remained illiquid and inaccessible. It is clear that the enthusiasm for African markets has not translated into significant growth in foreign direct investment and participation as it should. Farmers, traders, and agro-businesses continue to be exposed to major price and financial risks due to lack of proper hedging instruments. Also, the equity markets are fragmented, inaccessible and significantly illiquid market while other financial services' penetration remains below 20% except for banking.

The use of technology has transformed how markets operate, and services. Access to information by investors and companies looking to raise money and managing risks related to both commodities and currency prices is a vital factor. The proper use of technology and financial engineering to create the most innovative products that meet specific needs of clients is critical to realizing Africa's full economic potential.

For this reasons, PANEX is launching a multi-asset international exchange in Zambia. This will not only elevate but also showcase Zambia as a center for investment. Our core beliefs and functions are to bring as many participants and products as possible into one platform to enable the allocation of capital, better management of risks and increased access to investment opportunities

The securities and exchange industry play a significant role in the financial markets. By facilitating the execution of the orders, enhancing liquidity, hedging through futures and options, the exchange allows an efficient allocation of capital and risk management services. Many securities exchange mainly focus on the order management and matching system. The primary function of the value chain is concerned with the organization (order matching) and post trading. Origination refers to the admission of issuers to the listing. Base services are concerned with the implementation of platforms and all the relevant organizational arrangements. The last stage of the exchange value chain is the clearing services.

Unlike many other exchanges, the PANEX business model encompasses more than just running the offering trade matching and auxiliary services. The exchange owns the entire brokerage infrastructure, warehouse receipt system, and clearing infrastructure including other platforms for members of the exchange and clients. The infrastructure is cloud-based and offered as a service (SaaS). The business model also eliminates the need for new participants to acquire expensive middle and back office trading platforms. It makes it easy to service a large number of people at the same time and readily increase liquidity. This means that for a large group of individuals, like farmers' co-operative, can start trading and accessing various financial services through a single cost-effective platform or interface and all they need is access to the internet with a simple computer or laptop.

Exchanges have been around for centuries, but the business model continues to strengthen with the industry increasingly gaining depth. There is a significant growth in the use of exchange products and technology has improved the flow of capital across the world. The global exchange industry has seen a healthy 20%+ CAGR in volumes traded over the last two decades reflecting the inherent resilience of these businesses. Sticky liquidity (which imparts quasi-monopolistic nature to the industry), strong annuity income (and thereby sustainability of revenues), transparency, high operating leverage and strong cash flows are hallmarks of these businesses. With such unique characteristics, exchanges emerge as a low risk-high reward business.

While exchanges entail a substantial one-time CapEx, the business model provides high operating leverage as operating costs are relatively fixed in nature. For an exchange, employee costs are the primary component with software maintenance costs and building maintenance cost/ rental (whether leased or owned) as the other major heads. With costs not affected by variations in trading volumes, exchanges enjoy high operating leverage and earn EBITDA margins in the range of 60-80%, depending on factors such as owned/ leased physical space, technology orientation, etc. For instance, NASDAQ OMX enjoys EBITDA margins of 83%. Exchange offer transparency, annuity revenues, high operating leverage and solid entry barriers make exchanges a near-perfect business. PANEX has corporate structures which are on par with international peers. The exchange operates as a Self-regulatory Organization (SRO) in line with global best practices.

PANEX will operate three markets: Bond market, Derivative or "commodities" market, and Equity market. All the markets will offer multi-currency trading capabilities. The equity market will provide multi-tiered products focusing on the Venture Capital (VC), SME market (creating a premier marketplace to raise capital for these enterprises that generate over 70% of all the jobs), and provide listing for Unit Trust or Mutual Funds and Exchange-traded Funds (ETF).

Panex Kenzam limited organizational structure.

PANEX Kenzam Limited is a Delaware corporation. Because of the regulatory nature of the business Panex has two Subsidiaries in Zambia. Panex Kenzam Limited owns 100% of Panex Commodity Exchange (Z)Limited, which is the exchange. Panex Kenzam limited also owns 100% of Panex Clear limited which is the clearing and depository company.

Both companies are licensed by the Securities And Exchange Commission(SEC) of Zambia. Panex is the 30th licensed exchange in the continent of Africa. It is the third derivatives exchange in Africa after the JSE in South Africa and NSE in Kenya. The NSE in Kenya was licensed in December 2015 and its is not yet operational.


Panex Kenzam Limited
(Delaware Co-oporation)
Panex Commodity Exchange(Z) Limited
100% owned
Panex Clear Limited
100%

Derivatives Market

Over the past 10-15 years, the use of financial derivatives has expanded dramatically and evolved into an essential tool with which money managers and investors attempt to transfer risk and achieve higher risk-adjusted returns. PANEX will provide a marketplace for the execution of transactions in derivatives which offer investors a means for hedging. Speculation and income generation while at the same time providing leverage with respect to the underlying asset. The continued growth in derivatives trading can be attributed to a variety of factors including:

- Greater familiarity among investors;
- Increased acceptance of derivatives by institutions and industry professionals;
- Improved technology which has expanded the pool or of potential option traders;
- Lowered the cost of trading and facilitated the use of electronic trading strategies;
- The use of derivatives by hedge funds;
- The continued introduction of new and innovative products;
- A narrowing of bid/ask spreads; and
- The lowering of transaction fees.

Bond Market

The bond market in many African countries is poised to grow multifold with proper use of technology and financial inclusion services. Most governments have implemented supportive monetary policies and better debt management. Over the years, the main obstacle has been that even though governments have instituted supportive policies, they have lacked the technology to deepen access to capital. There is now an increasing appetite from the private sector and individual investors to take advantage of the improved business climate and offer lower interest rates than those offered by banks. Currently, in Zambia, the government debt is available through a competitive auction and noncompetitive allocation via their respective Central Banks. Licensed banks control about 60% of the entire bond market. This is highly uncompetitive and creates a very illiquid market. Lack of market infrastructure and systems, including electronic trading and settlement, has impeded the growth of the bond market. While the government has established the central registry, the private sector should strengthen the current system by investing in auxiliary infrastructure.

PANEX will help provide an electronic Bond trading and distribution system for local and Diaspora investors. The platform will provide a handshake link to the Central Bank Central Depository System (CDS) for settlement through the FIX connection. Clients in Zambia and abroad can trade through the web,windows and mobile applications. This will also allow foreign investors to take part in bond trading.

Venture Capital and Small Medium Enterprises

PANEX will serve as pioneering the launch of Venture Capital, Small and Medium Enterprises and Mid-Cap Boards. SMEs provide 60% of jobs globally, but Africa does not have proven infrastructure to promote SME investments, thus curtailing employment. PANEX provides the infrastructure to facilitate such investments and will thus catalyze socio-economic transformation in the continent. The three markets mentioned above are targeted to specific groups and will be operated distinctly and act as an exit or entry point for accredited and non-accredited investors participating in privately held companies.

REVENUES

The primary and largest source of the PANEX's operating revenues are transaction fee revenue. Transaction fee revenue is a function of three variables: (1) Exchange fee rates, determined primarily by contract type: (2) trading volume: and (3) transaction mix between contract type (permit member holders versus non-member). Because our trading fees are assessed on a per-contract basis, our exchange fee revenue is highly correlated to the volume of contracts traded in our markets. While PANEX establishes exchange fee rates, trading volume and transaction mix are primarily influenced by factors outside PANEX's control. These external factors include price volatility in the underlying securities and national and international economic and political conditions.

We believe that the number of investors that use exchange will represent a growing proportion of the total investing public and that the growth will represents a long-term trend that will continue in the future. Furthermore, we believe significant opportunities exist to expand the use of securities by both institutional and professional investors and for the migration of activity from the over-the-counter market to exchanges.

Dividend policy

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

OUR MEMBERS

The exchange has six brokerage member companies who are in different stages of licensing by the SEC. Panex is currently reviewing more applications, and we believe we will have between 15 and 20 members by the end of 2017. Panex will incubate five brokerage companies with the Bongo Hive, a Tech Hub in Zambia. A brokerage firm, or simply brokerage, is a financial institution that facilitates the buying and selling of financial securities between a buyer and a seller. Brokerage firms will serve a clientele of investors who trade on Panex listed securities and derivatives. The flowing are some of our members;

ASL AUTUS SECURITIES LIMITED

Pangaea Securities

Stine Commodities Limited

One Kwacha Capital

EquityCapitalResources Plc
MEMBER OF THE LUSAKA STOCK EXCHANGE

Kashibone Ent.

OUR COMPETIVE STRENGTH

PANEX will establish itself as an innovator in the securities industry in Zambia. We believe we are well positioned to enhance our leadership position through several key competitive strengths:

Leading Proprietary Technology Platform

Panex will operate the core trading and information technology and systems, and we continue to commit substantial resources towards the ongoing development and implementation of these capabilities. We believe the PANEX Protrader trading platform is the most advanced trading platforms in Africa and is designed to be scalable in capacity. It can simultaneously support multi-asset and currency based trading for multiple trading models, multiple products, and multiple matching algorithms.

It will be the first exchange in Africa to offer a fully electronic marketplace through, windows, mobile, and the web.

Innovation and Product Development.

Panex has created an extensive suite of products. We are going to be the leading and the original marketplace for many standardized derivatives in the continent. We have created the first integrated real-time clearing exchange in the world. Panex is the first exchange in the world to implement Direct Clearing Participation for all clients.

Collaboration

We will work closely and collaboratively with market participants to introduce new products and services to meet the evolving needs of the industry. We will work to create innovative products that will fit market needs.

Proprietary

We have created our proprietary derivative products. These products are specifically geared to the needs of the continent, but they also fit well with portfolios of international trading firms. We will create indexes and index methodologies including Volatility Indices.

Liquidity

Panex will support the trading activities of over 75 trading firms, advisory and fund management companies representing leading financial, co-operatives and securities firms. We believe that this will be diverse pool of liquidity providers, in combination with our broad range of products, and the PANEX Protrader trading platform its is a winning combination.

OUR GROWTH STRATEGIES

Panex growth strategy will be multi-fold. We will continue to enhance our product portfolio to fulfill our client needs. We will use our infrastructure to offer new products and services that will include asset management services. We will also offer infrastructure to other institutions. Our business model is flexible and therefore able to respond to the demands of rapidly changing business and regulatory environment. We also intend to expand our business further to increase our revenues and profitability by pursuing the following growth strategies.

Develop innovative Products

We will build our reputation as an industry innovator through the development of new and innovative products to fulfill market needs. We will concentrate on creating intellectual property that we will license for long-term revenue generation. We anticipate that our new and innovative products will help drive trading volumes by attracting new customers to our Exchange and expanding the array of products available to existing customers

Moving (OTC) over the counter to Exchange traded.

Although many markets are traded OTC or through quasi non-transparent exchanges, many regulators are pushing to create transparent and efficient markets, and they have to move to exchange-traded and cleared platform. Along with regulators, many of the OTC participants also recognize the importance of the exchange and will look to be members.

Strategic Opportunities.

The exchange will seek strategic opportunities with other exchanges around the world to complement its offering and also open new opportunities for its members. Technology, globalization and competition have led to the emergence of a number of diverse, world-class exchanges offering large pools of liquidity across multiple asset classes and product types.

Market Research and Trading Platform enhancement.

We recognize that the opportunity to participate in the growth of the securities markets will be driven in significant part by the trading functionality and systems capabilities that an exchange offers to market participants. We believe that our SAAS trading model provides flexibility to market participants as PANEX Protrader trading platform offers state-of-the-art functionality, speed, performance, capacity, and reliability. We intend to use our strong in-house development capabilities and continued investment to augment further the functionality and capacity or our trading systems.

RISKS THAT WE FACE

You should carefully consider the risks summarized below and described under "Risk Factors" and elsewhere in this Offering Memorandum. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the value of our common stock to decline and could result in a partial or total loss of your investment. An investment in our Common Units involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Memorandum, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Common Units, could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and investment in our securities.

Risks Relating to Our Company

Early Stage Business

While the company was formed in 2015, the company has a limited history of operation upon which an evaluation of its prospects and futures performances can be made. The company has been issued Securities exchange licenses. The Company proposed operation are subject to all business risks associated with new enterprises. The likelihood of the company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of business, operation in a competitive industry, and the continued development of advertising, promotion and a corresponding customer base. There is a possibility that the Company could sustain losses into the future, there can be no assurance that the company will ever operate profitably.

Regulatory Changes

Regulatory changes affecting the listed securities market, or changes in the treatment of derivatives trading, could have a significant effect on the behavior of market participants, which could have a material adverse effect on our business.
The listed derivatives market depends on a market structure that facilitates the efficient buying and selling of underlying stocks, futures and other products. Government action, such as changes in regulation or changes in taxation, export bans could materially affect the behavior of market participants.

Significant loss of trading volume.

Although our business model also includes the provision of trading infrastructure, a significant amount of revenue depends on trading volumes. Revenues might be affected by our ability to create, attract and maintain order flow, both in absolute terms. PANEX's total trading volumes could decline if our market participants decide to reduce their level of trading activity for any reason, such as a reduction in the number of traders that use us, a decrease in trading demand by customers, heightened capital maintenance requirements or other regulatory or legislative requirements, reduced access to capital required to fund trading activities or Significant market disruptions.

If the amount of trading volume on the PANEX decreases, our revenues from transaction fees will decrease. There may also be a reduction in revenue from market data fees or other sources of income.

Intense competition

Although we will start without significant competitors, competition among derivatives exchanges might intensify just like other markets around the world. We will compete with some existing entities to establish derivatives market. Our business model is significantly hard to duplicate. We will compete on several different fronts including the cost of joining the exchange, quality, and speed of our trade execution, the functionality and ease of use of our trading platform, the range of our products and services, our technological innovation and adaptation and our reputation. Our principal competitors will be African based exchanges. We will also compete with investment banks and others writing options over-the-counter.

Although highly unlikely, some of our competitors and potential competitors may have greater financial, marketing, technological, personnel and other resources than we do. These factors may enable them to develop similar or more innovative products, to offer lower transaction fees or better execution to their customers or to execute their business strategies more quickly or efficiently than we can.
Furthermore, our competitors may:

- respond more quickly to competitive pressures:
- develop products that compete with our goods and/or are preferred by our customers:
- price their products and services more competitively:
- develop and expand their technology and service offerings more efficiently:
- provide better, more user-friendly and more reliable technology:
- Take greater advantage of acquisitions Alliances and other opportunities:
- The market, promote and sell their products and services more efficiently:

- leverage existing relationships with customers and alliance partners more efficiently or exploit
- Recognized brand names to market and sell their services
- Exploit regulatory disparities between traditional, regulated exchanges and alternative markets. Including over-the-counter markets, which benefit from a reduced regulatory burden and lower-cost business model.

- Market fluctuations and oilier factors beyond our control.

The volume of derivative transactions and the demand for our products and services are directly affected by economic, political and market conditions in the Zambia and elsewhere in the world that are beyond our control, including:

- Broad trends in business and finance:
- concerns about terrorism and war:
- Concerns over inflation and wavering institutional or retail confidence levels:
- Changes in government monetary policy and foreign currency exchange rates:
- The availability of short-term and long-term funding and capital:
- The availability of alternative investment opportunities:
- Changes in the level of trading activity in underlying instruments or commodities:
- Changes and volatility in the prices of securities:
- Changes in tax policy:
- The level and volatility of interest rates:
- Legislative and regulatory changes: and
- Unforeseen market closures or other disruptions in trading.
- Damage to the reputation
- One of the competitive strengths in business is a strong reputation and brand name. This reputation could be harmed in many different ways including by regulatory failures, governance failures or technology failures. Damage to the reputation of the PANEX could adversely affect our ability to attract customers.

- Computer and communications systems failures and capacity constraints
- We must operate, monitor and maintain our computer systems and network services, including those systems and services related to our electronic trading system, in a secure and reliable manner. A failure to do so could have a material adverse effect on the functionality and reliability of our market and our reputation, business, financial condition and operating results.

Security Risks

Our systems and communications networks may be vulnerable to unauthorized access, computer viruses, and other security problems. As well as acts of terrorism, natural disasters, and other force majeure events. If our security measures are compromised or if there are interruptions or malfunctions in our systems or communications networks, our business, financial condition, and operating results could be materially impacted. We will spend significant resources to protect against the threat of security breaches or to alleviate problems, including harm to reputation and litigation, caused by any breaches in security or system failures.

Failure to attract or retain highly skilled management and other employees

Our future success depends in large part on our management team that possesses extensive knowledge and managerial skill with respect to the critical aspects or our business. The failure to retain certain members of our management team could adversely affect our ability to manage our business effectively and execute our business strategy.

Our business is also dependent on highly skilled employees who provide specialized services to our clients and oversee our compliance and technology functions. In the early stages of expansion, the company's business will be significantly dependent on the company's management team and technical, marketing and sales personnel that the company will recruit in the early expansion stages.

Litigation risk.

Many aspects of our business involve substantial risks of litigation. We could incur significant legal expenses defending claims, even those we believe are without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation business, financial condition or operating results.

Currency Risk

Currency risk is the potential risk of loss from fluctuating foreign exchange rates when an investor has exposure to foreign currency or in foreign-currency-traded investments. Our company operated the futures and derivatives exchange in Zambia, and most of our earnings are in local currencies. There might be a significant loss of value if we do not manage our currency exposure. We also pay some of our employees in multiple currencies, and it presents a significant currency exposure.

Risks of Borrowing

The Company has and may need to seek additional capital from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Holder

The Company's founder and majority owner is and will remain for the foreseeable future, Jacob N Maaga. Investors will not be able to control the management of the Company.

Immigration Risk

Our founder is an immigrant. The US immigration policies might change and might adversely affect the movement of our CEO to meet institutional investor in US.

Limited Transferability and Liquidity

Each Investor agrees that they will acquires the common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Units, and no market is expected to develop.

Legal Proceedings

There is no legal proceedings material to our business to the best of our knowledge.

Competition for Majority Shareholder

The majority shareholder has plans to establish other exchanges in different countries in Africa. Even though these exchanges will be collaborating to drive liquidity to each other, they might compete with each other for international clients and listings of different contracts.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

While we believe that we have identified all material risks, these risks and uncertainties are not exhaustive. Other sections of this offering Memorandum describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact or all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, the level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness or any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this offering Memorandum to conform our prior statements o actual results or revised expectations, and we do not intend to do.

Forward-looking statements include, but are not limited to, statements about:

- Our business' possible or assumed future results of operations and operating cash flows:
- Our business' strategies and investment policies:
- Our business' financing plans and the availability of capital:
- Our business' competitive position:
- Potential growth opportunities available to our company:
- The risks associated with potential acquisitions or alliances by us:
- The recruitment and retention of our officers and employees:
- Our expected levels of compensation:
- Our business' potential operating performance, achievements, productivity improvements, efficiency, and cost reduction efforts;
- The likelihood of success in and impact of litigation:
- Our protection or enforcement of our intellectual property rights:
- Our expectation with respect to securities, options, and future markets and general economic conditions:

- Our ability to keep up with rapid technological change:
- The effects or competition in our business; and
- The impact or future legislation and regulatory changes on our business.
  we caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Memorandum.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Party Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Panex Kenzam Limited entered into an agreement which has resulted into related party transaction. Panex has entered into an agreement with the Pan-African exchange to Supply the Trading Platform for the exchange. Panex Kenzam Limited issued shares to owners of Pan Africa Exchange which resulted in the current ownership structure.

The terms of the transactions above are no less favorable to the Company than those that can be obtained from an unaffiliated third party. Should we enter into other affiliated transactions in the future, they will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

Indebtedness

The Company has no debt.

Valuation Methodology

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock reflects the opinion of the CEO and management of Panex as to what a fair value would be based on similar companies and expected growth of the company. The value of the brokerage platform is based on the market price of similar platforms in the market. The most recent technology platform signed between OMX and Malaysia derivative exchange is valued at 70 million dollars and Saudi exchange is estimated to incur the cost up to 90 million dollars. OMX which is a division of Nasdaq supports about 40% of world exchanges.

As discussed in “Dilution”, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company.

2017 Stock Incentive Plan and Outstanding Options Awards

To Attract employees and talent, the company will establish a Stock Incetive plan. The Company may issue equity awards,including(but not limited to) Options, restricted stock and restricted stock units to employees, officers, directors and consultant and advisors under Stock Incentive plan(the "plan"). The company will establish the plan before the next round of capital raising which will dillute your ownership if fully exersised.

Any event triggering disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

RESULT OF OPERATION

The company was formed in 2015. Panex operates in a heavily regulated industry. Since the formation of the company, we have been engaged in the regulatory process of licensing and the establishment of our trading system. The company currently holds a conditional securities exchange and a clearing and depository organization licenses, which is the customary procedure in the industry. The license was issued in May 2016. We are in the final stages of obtaining the full licenses before we launch the exchange in Q2 2017. We have not yet generated any revenue because we have offered free membership for the five new members of the exchange. After we go live the we expect we will start generating revenue immediately. We have no additional CAPEX expences and we will only be obligated to operational cost. If we raise the full offer, the exchange can operate for at least three years without generating revenue. The company will continue to market both local and international clients. The company's schedule might be changed due to market development, business interruptions that might be beyond our control.

If we do not achieve our goals, and we may seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture capital or debt arrangements.

FINANCIAL MILESTONES

The company has invested in all the required operating system and hence we will not require additional CAPEX in the near future. As a cloud Based exchange our operational cost is low. Our systems are highly electronic and require little human operational setups. Management currently is forecasting revenues of 2017, 2018, 2019 of 2 million, 7 million and 10 million, respectively and believe the company will generate positive net income in the end of 2017 or early 2018.

LIQUIDITY AND CAPITAL RESOURCES

Exchanges have a substantial initial one-time CAPEX investment cost. Staffing is the primary operating expense while software maintenance costs and building maintenance costs/rental (whether leased or owned) is the other major cost. This business model provides high operating leverage as operating expenses are relatively fixed in nature and not affected by variations in trading volumes. Exchanges enjoy high operating leverage and earn EBITDA margins in the range of 60-80%, depending on factors such as owned/leased physical space, technology orientation, etc. Exchanges within our size range have to invest on average of 50 million dollars. We believe to be a mature start-up which will be generating profits within the first year of our operation.We have not yet generated any revenues and do not anticipate doing so until we have started live trading. The exchange will start generating revenues immediately we start trading. We see that the listing of USD denominated currency instruments in the second quarter will drive significant growth for trading in the 3rd quarter of 2017. Based on our forecast on raising the maximum amount allowed in the offering current offering we will be able to operate the business for 3 to 6 months without revenue. We will seek to raise the next round of funding to a maximum of 1,000,000 dollars in the combined offerings. If we raise the Maximum amount allowed we will be able to operate the company for 36 to 48 months without generating revenues.

USE OF PROCEEDS

We are raising our capital on the best offer basis with the maximum of USD 100,000, if the maximum offering amount is raised. It we raise the maximum amount to this offering we will have 6 months of operating capital. The net proceeds from the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be used by the Company primarily for salaries, operational expenditure, marketing expenses and for working capital for the business operations of the Company until such time as the Company realizes net earnings from its operations.

The following lists the estimates and use of proceeding

Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
(a) StartEngine Fees (6% total fee)	$600	$6,000
(b) Professional Fees	$2,000	$ 7,000
Net Proceeds	$7,800	$ 87,000
Use of Net Proceeds:		
(a) Salaries and General Admin	2,800	$30,0000
(b) Marketing	5,000	$ 35,000
(c) Rent		$12,000
(e) Reserve Funds		$10,000
Total Use of Net Proceeds	$7,800	$87,000

(1)Includes estimated legal, accounting and marketing expenses associated with the Offering.

(2)A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this Offering in short- term, interest-bearing securities.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors

Annual reports

The company will make annual reports available on its website

Compliance failure

The company has not previously failed to comply with Regulation CF

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company’s profile page on StartEngine.com.

Principal Shareholders Of 20% Or More on November 02/10/2017

Name of holder	No. and class of Securities Now held	% of voting Power Prior to offering
Jacob N. Maaga	Class B	60.29
Donald Ray Sims	Class B	20.10

DIRECTORS

Set forth below is biographical information about each of the individual directors named in the table above as well as information about such director's qualifications to serve on the PANEX boards of directors:

Jacob N. Maaga

Jacob Maaga is the Founder and CEO of Panex. He serves on the Panex management committee and Board of Directors. PANEX is the first Pan-Africa focused Securities and derivative exchange licensed by the Securities and Exchange Commission of Zambia.

In his leadership role at Panex, Mr. Maaga leads the day to day management of the business. He designs and works with partners to develop and deploy Panex cloud-based trading system, electronic warehouse receipt and clearing platforms. He also develops new trading products for the exchange. He collaborates with peers and regulators to facilitate a paradigm shift for financial services delivery across the continent of Africa and beyond.

Before the founding of Panex Mr. Maaga worked at Wall Street Planning Group an Agency of MetLife Securities and IAI. He advised clients on worked clients to establish financial plan, helping them navigate through different product choices and insurance product. He also traded in derivatives including stock options and futures for his clients. Mr. Maaga later moved to private client banking and personal financial planning for High Net Worth Individuals. As a financial advisor, he advised clients on retirement, income planning, assets allocation, protection and many other areas. He also worked in leverage and restructuring financing for two years consulting on international financing and international offshore private equity placement.

In 2011, The EWR platform that Mr. Maaga designed was recognized as “one of the five most fascinating Apps in Agriculture by USAID global broadband initiative. Jacob Maaga has been recognized as a market development expert and has been a distinguished panelist at the World Bank, SADC conference, AGOA Forum, USAID, NASP 2016,Africa Alternative Investments, The Partnerships to cut hunger in Africa and many others. He has appeared in several TV interview as well as radio.

Denis Borisvsky

He is founder and CEO of PFSOFT Company, founded in 2003. It provides trading solutions, which used by top tier worldwide banks and brokerages. The company trading solution is used to trade Equities, Forex, Options, Futures and Bonds markets.

The goal of company is to interconnect all markets and regions. Currently PFSOFT has offices in Ukraine, Brazil, China and India. Denis is also an investor and co-founder in several Fintech and banking startups, with intensive usage of Artificial Intelligence, Big Data and Blockchain technologies.

Donna Sims Wilson

Donna is a board member of Panex Board of Directors. In 2014 She joined Smith Graham as President responsible for business development, marketing, client relations and New product Development.

Prior to Smith Graham, she was Executive Vice President and served on the Management Committee of CastleOak Securities, L.P., a leading New York-based boutique investment bank. She also was President of M.R. Beal & Company, a Founder and Managing Director of Loop Capital Markets and worked as a Vice President at Bear Stearns where she sold mortgage-backed securities. Donna started her career as an analyst in corporate finance at Lehman Brothers Kuhn Loeb.

Donna currently serves as Chair of the Legislative Committee of the National Association of Securities Professionals, Immediate Past Chair of the Kohl Children's Museum of Greater Chicago and as a member of the Board of Trustees of the John G. Shedd Aquarium. She was recently elected to the Board of Directors of the CFA Society of Chicago. Appointed by the Governor of the State of Illinois, Donna is also a member of the Budgeting for Results Commission and the Governor's Export Council. She is a member of The Economic Club of Chicago and The Executives' Club of Chicago. She is a former Board Member of the Bond Market Association, currently known as the Securities Industry Financial Management Association (SIFMA), and a former Member of Fannie Mae's National Advisory Council. Mrs. Wilson has also served as Chairman of the Sub-Saharan Africa Advisory Board of the Export-Import Bank of the United States.

Donna has received numerous industry awards including the 2012 "Women of Wall Street Industry Trailblazer Award" by Traders Magazine and the "Joyce Johnson Award" by The National Association of Securities Professionals. She was named "One of the Most Powerful Women in Business" by Black Enterprise Magazine and an "Influential Black Woman in Business" by The Network Journal, all in 2010. Donna was also a Chicago United 2009 Business Leader of Col-or. She is a frequent speaker at financial services industry events, has testified before the U.S. Congress on laws relating to diversity and has often moderated issue forum "Brain Trusts" for the Congressional Black Caucus. She has spearheaded the enactment of legislation that increased business opportunities for minority- and women-owned financial services firms and appeared on CNBC's Squawk Box and C-SPAN discussing issues of diversity and inclusion in the business of the economic recovery

Donna received her Bachelor of Arts Degree from Yale University.

Ignatius Anayawa

Ignatius Anayawa is an investment Banker turned entrepreneur, he heads One Kwacha Capital Limited, a recently registered Zambian investment Banking and Brokerage firm. Prior to setting up other businesses Ignatius worked for Renaissance Capital an Investment Banking firm out of Moscow Russian which has a global reach. In Zambia Ignatius worked for Pangaea Securities and was involved on a number of capital-raising exercises for both public and private companies transactions in Zambia. Some of the specific transactions he worked on include: M&A transactions for Zambeef Products PLC, IPO of Celtel Zambia PLC, Mandatory Offer of Celtel and capital raising for Blue Financial Services Limited. His entrepreneur spirit pushed him to set up Misty Jazz Restaurant the best jazz restaurant in Zambia because of his passion for art and culture (he's jazz lover). Misty is now a franchise with signed up franchisee in six countries in Africa. He also runs a commodity trading entity called Garland involved in grain, oil and mining.

Guy Powell

Beginning his career in back office operations in 1980 with Spear, Leeds and Kellogg, Guy Powell is an experienced Wall St. professional with over three decades of experience in both back office operations and settlement processing technology. Having held clerical operations positions at firms Ernst and Co., National Financial and Adler, Coleman and Co., Mr. Powell's operational expertise allowed him to move into the Information Technology side of the industry when the automation of Wall St. became more widespread in the mid-1980's. Eventually becoming the CIO at Adler, Coleman and Co., he has held various IT management positions at Cantor Fitzgerald, Datek Online and King Financial.

Upon the closure of King Financial, Mr. Powell helped found InteliClear LLC in 2003. A Clearance, Settlement and Recordkeeping software company, InteliClear has a proven track record of providing Wall St. broker/dealers with a modern, cost-effective means of meeting the industry challenges continuously presented to their clients in this century's ever-changing investment landscape.

EXHIBIT B TO FORM C

6600 Pleasant Pines Dr, Raleigh, NC, 27613
Tel: 919-633-8079
www.panexchange.com

BALANCE SHEET STATEMENT AS OF Dec 31 2016
(Unaudited)

Assets		
Current assets		
Trading Platform	$	18,750,000
Current assets		-
Total assets	$	18,750,000
Liabilities and Stockholder's Equity:		
Total liabilities	$	-
Commitments and contingencies (Note 4) Stockholder's Equity:		
Stockholder's equity, 15,000,000 shares authorized,		
par value $0.0001,10,108,108 issued and outstanding.		
Subscription receivable (1000) Retained earnings		
Total Stockholder's ' equity		18,750,000
Total liabilities and stockholder's ' equity	$	18,750,000

See accompanying accountants' review report and notes to financial statements

6600 Pleasant Pines Dr, Raleigh, NC, 27613
Tel: 919-633-8079
www.panexchange.com

STATEMENT OF OPERATIONS FEB 22, 2017
(unaudited)

As prepared by PANEX KENZAM LOMITED

Revenues	$	-
Operating expenses		-
Net income	$	-

6600 Pleasant Pines Dr, Raleigh, NC, 27613
Tel: 919-633-8079
www.panexchange.com

STATEMENT OF STOCKHOLDER'S EQUITY FEB 22 2017

(unaudited)

As prepared by the PANEX KENZAM LIMITED

Common Stock Total	Shares	Trading Platform	Subscription Receivable	Retained Earnings	Stockholder's equity
Total Outstanding Feb 22,2017	10,100,000	$ 18,750,000	$ (1000)	$ -	$ 18,750,000

6600 Pleasant Pines Dr, Raleigh, NC, 27613
Tel: 919-633-8079
www.panexchange.com

STATEMENT OF CASH FLOWS
FEB 2017
(unaudited)

As prepared by Panex Kenzam Limited

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	-
Net cash used in operating activities		-
Increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, upon inception		-
Cash and cash equivalents, upon inception	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Panex Kenzam Limited was incorporated on July 7th 2015 ("Inception") in the State of Delaware. The balance sheet of Panex Kenzam limited (which may be referred to the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh, North Carolina. .

The Company is licensed to operate a securities and derivatives exchange in Zambia by the Securities and exchange commission. We facilitate price discovery and provide innovative solutions to improve fairness and transparency in trading between small-scale farmers, traders and agro-processors. We also provide hedging mechanisms that remove counter-party risk and enable financing through an electronic warehouse receipt system. As an exchange, we provide an efficient platform for the allocation and flow of capital between issuers and investors through listing of equity and debt.

Going Concern and Management's Plans

Since the formation of the company, we have been engaged in the regulatory process of licensing. The company currently holds a securities exchange license and a clearing and depository organization. The expects to start live trading betwen Q1 and Q2 2017 and to start generating revenue immediately. We do not have additional Cap-ex needs. Exchange our size have to invest on average of 50 million dollars. We believe to be a mature start-up which will be generating profits within the first year of our operation. We expect to be cash flow positive within the first three months of operation and anticipate to be profitability with six months although we can not guarantee it. We have multiple revenue streams which will include the listing of derivatives, government Treasury Bills and Bonds.

The company's schedule might be changed due to market development, business interruptions that might be beyond our control.We might not immediately achieve our goals, and we may seek additional funding from a combination of short-term and long-term sources and one or more of the sources discussed below, as well as more traditional sources (not considered), such as venture capital or debt arrangements. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign and/or debt and equity financing (through a private offering),revenues and funding from the Company's founder. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our plans, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Valuation Methodology

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock reflects the opinion of the CEO and management of Panex as to what a fair value would be based on similar companies and expected growth of the company. The value of the trading platform is based of the market price of similar platforms in the market. The most recent technology platform signed between OMX and Malaysia derivative exchange is valued at 70 million dollars and Saudi exchange is estimated to incur the cost up to 90 million dollars. OMX which is a division of Nasdaq supports about 40% of world exchanges.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of our products into the marketplace. Like any new business, we face the challenges that come from early stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues the sale of product and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDER’S EQUITY

Common Stock

We have authorized the issuance of 15,000,000 shares of our common stock with $0.0001 par value. 10,100,000 shares are issued and outstanding. 100,000 share have been authorized for this offering.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 15, 2017 through February 15, 2017, the issuance date of the balance sheet. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

David O & Associates, llc
Accounting & Tax consultants
www.davidoassociates.com
Fast. Accurate. Reliable!

Independent Accountant's Review Report

To the Board of Directors

Panex Kenzam Limited

We have reviewed the accompanying financial statements of Panex Kenzam Limited Company, which comprise the balance sheets as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

David O. Ochwangi, CPA
Atlanta, GA
Date Issued: 03/01/2017

EXHIBIT C TO FORM C (Screenshots)

PANEX is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10k - $100k goal

PANEX

Lets Trade

Small OPO · Raleigh, NC · Financial Services
Accepting International Investment



ENABLING
FINANCING
THROUGH EWR
(ELECTRONIC WAREHOUSE RECEIPT)

Invest in change!!!

We believe having fair and transparent markets for small-scale farmers, traders and agro-processors is key to improving food security in Africa. Our focus is to improve food security through market-driven solutions. We facilitate price discovery and provide innovative financial solutions to improve fairness and transparency so that farmers can earn a fair income. We also provide an efficient platform for the allocation and flow of capital [illegible] geared towards small and medium enterprises (SMEs).

Due to a lack of access to markets and information, farmers in Zambia, and Africa in general, earn pennies on the dollar for their commodities. Through our Platform, farmers in the remote parts of Africa can sell their produce, be it coffee, tea or cocoa, to a processor in New York or London or Tokyo by a simple click on their phone. Investors can also can lend money to a farmer through our Electronic Warehouse Receipt system where they will be assured of their return on investment.

Our exchange is not only designed to trade commodities Futures but also equities, bonds and other derivatives including currencies, indices, Bitcoins and any other tradeable product. The exchange features "state of the art" cloud-based computing technology for greater uptime and resistance to regional disturbances that physical data centers can be susceptible to such as power outages or natural disasters. Our FIX compliant, all-electronic platform comprises a matching engine, order management system, brokerage platform, clearing member platform and the clearinghouse infrastructure.

Jacob N. Maaga
Founder and CEO

Investment
$ 1.00 per share | When you invest you are betting the company's future value will exceed $10 Million Dollars
Minimum investment of $100 / 100 shares
Investment opportunity available to accredited and non-accredited investors, with $100 minimum investment.

Note: After we successfully close this offering, we intend to raise our second crowdfunding round at a pre-money Valuation of $25 Million for a combined total of $1 Million dollars.

Perks

50% off Exchange Trading fees
All investors will receive 50% off all Exchange trading Fees for 3 years.
USD 5000+
Additionally, you will be invited to Ring the opening Bell Or Closing Bell

Our Value Proposition

Exchanges have transformed how capital is raised and commodities are traded around the world. They are used to raise capital for entrepreneurs, companies as well as governments. On the other hand derivatives markets are used to diversify or transfer risk to parties that have the appetite for it. Although exchange functionalities are changing due to innovation in finance and regulations, exchanges will continue to play a significant role in growth and development, and markets will remain important avenues for trading, speculating, hedging and raising capital.

Exchanges help bolster economic development and enhanced security of food supply. Small-hold farmers typically dominate African agriculture and are often based in difficult-to-reach locations. Many farmers are forced to sell their produce to intermediaries without any competition for their produce and have to accept the price offered all too often a price that has been derived through buyers colluding with each other to keep the market artificially low. A commodity exchange can facilitate a more efficient trade for bulk commodities in a number of ways:

- Increase liquidity of markets by centralizing them and ensuring transparency.
- Buyers can procure commodities from 'unseen' sellers, at a competitive price where price discovery becomes easier.
- By providing a secure, auditable and transparent exchange, commodity financing becomes easier and more available.
- By setting up a warehouse network and issuing receipts to farmers on delivery at harvest time, farmers can then use the receipt as collateral for a loan that he then uses to plant the following season since the bank is sure the grain will be sold at fair market value in a few months time.
- The exchange also creates a grading system, so buyers can be sure of the quality of product,
- Exchanges help buyers ensure traceability.


Share in the sales of an average chocolate bar
(100g, 0,79 €)
Intermediaries
7%
Retailers
17%
6%
70%
Cocoa and Chocolate companies
Cocoa farmers
(1980: 16%)
Source: Make Chocolate Fair


COFFEE
1%
FOR EVERY CUP OF COFFEE DRUNK WORLDWIDE IN COFFEE SHOPS, A FARMER WILL MAKE ONLY 1 CENT FOR EVERY DOLLAR. BUYERS, PROCESSORS, ROASTERS AND RETAILERS WILL SPLIT 99%

Members

ASL Autus Securities Limited
Kami Commodities
Pangaea Securities
Stein Commodities
EquityCapitalResources Plc

The exchange has six brokerage member companies who are in different stages of licensing by the SEC. Panex is currently reviewing more applications, and we believe we will have between 15 and 20 members by the end of 2017. Panex will incubate five brokerage companies with the Bongo Hive, a Tech Hub in Zambia.

Our Trading Infrastucture

Unlike many other exchanges, the PANEX business model encompasses more than just offering trade matching and auxiliary services. The exchange owns the entire brokerage infrastructure, warehouse receipt system and clearing infrastructure including other platforms for members of the exchange and clients. The infrastructure is cloud-based and offered as software as a service (SaaS) model. The business model also eliminates the need for new participants to acquire expensive middle and back office trading platforms. It makes it easy to service a large number of people at the same time and readily increase liquidity. This means a large group of individuals, like a farmers' co-operative, can start trading and accessing various financial services through a single cost-effective platform or interface and all they need is access to the internet with a simple mobile phone, computer or laptop.



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Our Industry

While Panex is a multi-assest exchange that is equities, bond and derivative; Our core business are the derivatives.Over the past 10-15 years, the use of financial derivatives has expanded dramatically. Derivatives have evolved into essential tools with which producers, traders, money managers, and investors attempt to transfer risk and achieve higher risk-adjusted returns. PANEX will provide a marketplace for the execution and clearing of transactions in derivative that offer investors a means for hedging. Speculation and income generation while at the same time providing leverage with respect to the underlying asset.

The continued growth in derivatives trading can be attributed to a variety of factors including:

- Greater familiarity among investors;
- Increased acceptance of derivatives by institutions and industry professionals;
- Improved technology that has expanded the pool of potential traders;
- Lowered the cost of trading and facilitated the use of electronic trading strategies;
- The use of derivatives by hedge funds;
- The continued introduction of new and innovative products;
- A narrowing of bid/ask spreads; and
- The lowering of transaction fees.

Exchanges have a substantial initial one-time investment cost. Staffing is the primary operating expense while software maintenance costs and building maintenance costs/rental (whether leased or owned) is the other major cost. This business model provides high operating leverage as operating expenses are relatively fixed in nature and not affected by variations in trading volumes. Exchanges enjoy high operating leverage and earn EBITDA margins in the range of 60-80%, depending on factors such as owned/leased physical space, technology orientation, etc. For instance, NASDAQ OMX enjoys EBITDA margins of 83%.


High Operating Leverage-EBITDA margins in the range of 60-80%
EBITDA margins
0
10
20
30
40
50
60
70
80
90
46
57
61
63
63
67
68
68
70
81
83
MCX
LSE
TSX
ASX
NYMEX
NSE
CME
ICE
SGX
HKEX
NASDAQ OMX

Exchange revenues follow a generic business model which is very well-defined. Annuity income (sustainable revenues) is a key characteristic of the business. There are also well defined revenue streams. Facilitation of trading being the primary business of an exchange, transaction fees form 60-80% of aggregate revenues. Thus, steady underlying average annualized volumes of an exchange impart sustainability to revenues. The 20%+CAGR in turnover over two decades for global exchanges, a centuries-old industry, point to the inherent resilience of these businesses. Other sources of revenues include sale of market data, listing fees (for equity exchanges), and memberships & related charges.


Definitive revenue streams
Transaction and Clearing Fees
Market Data Fees
Listings
Others
NSE 95% 4% 1%
NASDAQ OMX 88% 12%
CBOE 86% 14%
MCX 86% 14%
Plot Area
ICE 85% 13% 2%
NYMEX 84% 14% 2%
CME 81% 6% 13%
SGX 68% 2% 5% 25%
HKEX 65% 5% 5% 25%
Bursa Malaysia 62% 5% 7% 26%
NYSE Euronext 57% 7% 7% 29%
LSE 48% 28% 14% 10%

Chat

First Informational Session in Zambia

We held the first Informational session about the exchange @ the Raddison Blu

July 2015

Panex KenZam was incorporated in Delaware

September 2015

Applied for a Securities And Derivatives License

April 2016

Provisional Securities Exchange license was issued by the SEC

Sept 2016

Start Accepting Trading Members for the exchange

Q2 2017

Live Trading

Chat

In the Press

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Meet the Founder



Jacob Maaga

Founder And CEO

Jacob Maaga is the Founder and CEO of Panex. He serves on the Panex management committee and Board of Directors. In his leadership role at Panex, Mr. Maaga leads the day to day management of the business.

And the Rest of the Team



Donna Sims Wilson

Director

Donna is a board member of Panex Board of Directors. In 2014 She joined Smith Graham as President responsible for business development, marketing, client relations and New product Development.



Denis Borisovsky

Director

He is founder and CEO of PFSOFT Company, founded in 2003. It provides trading solutions, which used by top tier worldwide banks and brokerages. The company trading solution is used to trade Equities, Forex, Options, Futures and Bonds markets.



Guy Powell

Director

Beginning his career in back office operations in 1980 with Spear, Leeds and Kellogg, Guy Powell is an experienced Wall St. professional with over three decades of experience in both back office operations and settlement processing technology.



Ignatius Anayawa

Director

Ignatius Anayawa is an investment Banker and entrepreneur and Misty Jazz restaurant. He was involved on a number of capital-raising exercises for both public and private companies transactions.

Offering Summary

Panex Kenzam Limited, a Delaware corporation (the "Company," we," "us," or "our") is offering to investors ("Investors") a minimum target of 10,000 and a maximum of 100,000 shares ("Shares") of the Company's common stock, par value of 0.0001 per share ("Common Stock"), at an offering price of $ 1 per Share. The minimum purchase is 100 Shares for a minimum investment of $100. The offering (the "Offering") is being conducted on a "best efforts" basis and may continue until the earlier of June 30, 2017 (which date may be extended at our option) or the date when all shares have been sold.If we reach the target offering amount of $10,000, prior to June 30, 2017, we may conduct the first of multiple closings of the Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If we do not raise at least our minimum target amount by June 30, 2017, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to Investors without deduction, interest, or set-off.Oversubscriptions will be allocated on a first come, first served basis

Target Closing Date: The target closing date is on or before June 30, 2017

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is voting Class C Common Stock.

Stock Price: $1 per Share.

Number of Shares: Up to 100,000 Class C, Common Stock shares are being offered.

Minimum Investment: $100 per investor (100 Shares)

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

Annual income OR net worth ***less than*** $100,000:

Greater of $2,000 or 5% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000

Annual income AND net worth ***greater than*** $100,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds

Balance Sheet

Income Statements

Statement Of Cash Flow

Statement Of Equity Changes Past 2 Years

Anticipated Business Plan

Any Related Party Transaction

Description Of Intended Use Of Proceeds

Ownership And Capital Structure

Material Terms Of Any Indebtedness

Financial Condition

Background Of Directors And Officers

Independent Accountants Review

Any Events Triggering Disqualification

Exempt Offerings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2017 All Rights Reserved

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR PANEX

Every once in a while you get involved with something that is going to change the world. Over the past eight years, we have been working on an amazing project, it is to establish and exchange. It is to establish an exchange. Panex Zambia is licensed as a securities and derivatives exchange by the Securities and Exchange Commission of Zambia. The exchange is designed to trade Equities, Bonds, and derivatives.

Our goal is to demystify financial services for small-scale farmers, the general public, and even institutional investors. We believe that every farmer should have an oppotunity to earn a fair price for their commodities and every individual should have access to financial services like a Wall Street financier.

For the first time, farmers will have benchmark pricing for their goods. We will also facilitate financing through the electronic warehouse receipt system. They are get market access through the futures contracts. So, What's a futures contracts? Let's draw a picture here.

A futures contract is a standardized contract between two parties to exchange a specified assets of standardized quantity and quality for a price agreed today. This agreed price is called a futures price/strike price. The delivery of paid for goods occurs at a specified futures date known as the delivery date.

The agricultural futures market brings together buyers and sellers who have opposing price risks. Sellers in this case farmers are worried about the price falling and buyers in this case processors like wheat miller, cotton mill plants or bakeries are worried about the price rising. Both parties have an opportunity in locking into a futures prices by either buying or selling a futures contract.

During the harvest season, the farmers take their produce to a certified warehouse, it is weighed, graded and they are issued with an electronic receipt. The farmer can now take the receipt to the bank, and the bank will use their produce as collateral to issue a loan. This helps the farmers not sell the produce during the harvest season when prices are low hence raising their profits and income. We built the exchange from the ground up using cloud computing. We provide a broker with the back, middle and trading applications that is both mobile and the web. Our Broker or trading members and their clients do not need to invest in any technology.

As an exchange, we make money by charging trading fees for every trade executed, clearing services, interest on margin, data and also from the use of our technology platform.

We invite you to invest in this great opportunity and help us create a financial solution that will change the lives of many farmers in Africa and indeed the world

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 6% (Six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.